Filed Pursuant to Rule 433
Registration No. 333-147313

Questar Pipeline Company
Final Term Sheet
January 10, 2008

Issuer:	Questar Pipeline Company
Aggregate Principal Amount Offered:	$200,000,000
Coupon:	5.83%
Maturity:	February 1, 2018
Yield to Maturity:	5.838%
Spread to Benchmark Treasury:	+ 200 basis points
Benchmark Treasury:	4.25% due November 15, 2017
Benchmark Treasury Price and Yield:	$103-11 and 3.838%
Interest Payment Dates:	June 1 and December 1
Redemption Provision:	Make Whole Call UST + 30 basis points
Price to Public:	99.953%
Net proceeds to Issuer
(after underwriting discount, but
before expenses):	$198,606,000
Use of Proceeds:
Questar Pipeline Company intends to use the proceeds to repay inter-company demand notes and to finance certain capital expenditures as well as for general corporate purposes, including working capital
Pro Forma Ratio of Earnings
to Fixed Charges:	As a result of the originally contemplated offering of $100,000,000 being increased to $200,000,000, the pro forma ratio of earnings to fixed charges after giving effect to the issuance of the notes and the use of proceeds thereof on a pro forma basis for the nine months ended September 30, 2007 and the year ended December 31, 2006 would be 2.78 and 3.01 respectively
Settlement Date:	January 15, 2008
Book-runners:	Banc of America Securities LLC and SunTrust Robinson Humphrey, Inc.
Co-managers:	BMO Capital Markets Corp., Lazard Capital Markets LLC, Wachovia Capital Markets, LLC and Wells Fargo Securities, LLC

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Banc of America Securities LLC or SunTrust Robinson Humphrey, Inc. can arrange to send you the prospectus if you request it by calling or e-mailing Banc of America Securities LLC at 1-800-294-1322 or dg.prospectus_distribution@bofasecurities.com or calling SunTrust Robinson Humphrey, Inc. at 1-800-685-4786.